FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of June, 2003
                 ----------

Commission File Number 0-29382
                       -------

                          Minefinders Corporation Ltd.
                         ------------------------------
                 (Translation of registrant's name into English)

     Suite 2288, 1177 West Hastings Street, Vancouver, B.C. V6E 2K3, Canada
     -----------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         Form 40-F X
                                                    ----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes        No X
                                           ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

MINEFINDERS
CORPORATION LTD.                            Suite 2288-1177 West Hastings Street
                                            Vancouver, B.C. V6E 2K3
                                            Tel. (604) 687-6263
Listed on the TSE symbol: MFL               Fax (604) 687-6267
Traded on AMEX symbol: MFN                  website:  http://www.minefinders.com

--------------------------------------------------------------------------------
                             N E W S   R E L E A S E

                                                                    June 5, 2003

        New Dolores Model Significantly Increases Measured and Indicated
                            and Global Gold Resource

VANCOUVER,  BRITISH  COLUMBIA - Minefinders  Corporation  Ltd. (TSX: MFL / AMEX:
MFN) President & CEO, Mark Bailey is pleased to report that a new interim resource model of the Company's Dolores gold and silver deposit in Chihuahua, Mexico has defined significant increases in the tonnage, grade and contained gold in the Measured and Indicated ("M & I") resource categories and in the global resource of the deposit.

The updated resource model reflects the results of infill drilling on the 2,200 meter long Dolores main zone deposit since June 2002. The drill program was designed to add the drilling density required to fill in gaps in the deposit database for feasibility purposes. A final resource model will be presented in the context of the final economic mine plan and feasibility study.

Most notably, the new model demonstrates an increase in contained gold of 34% in the Measured resource category and 27% in the combined M & I resource categories (see Table 1). The overall tonnages of Measured resource increased by 32.6% and M & I resource increased 18.6%. These increases equate to bringing 498,104 ounces of inferred gold into the M & I categories (an increase of 27%), increasing the total M & I resource to 84.8 million tonnes containing 2.33 million ounces of gold and 116.2 million ounces of silver (at the 0.3 gpt Aueq cutoff). The global resource now includes an additional 39.5 million tonnes of Inferred resource containing an additional 1,105,709 ounces of gold and 39,754,000 ounces of silver.

The increase in gold grade throughout the deposit, as a result of the more closely spaced definition drilling, should positively affect the economics of the final mine plan. As an example, using the 0.5 gpt Aueq cutoff grade, the new M & I gold resource increased by 28%, or 469,432 ounces (to 2,146,706 oz), and the silver resource increased 8%, or 7,506,687 ounces (to 105,507,823 oz), from the resource model reported in August 2002.

Significantly, the more closely spaced drill holes have reduced the impact of previously inferred silver resource in the central portion of the deposit, as drilling encountered higher gold and lower silver grades within, and adjacent to, this area of the deposit. As a result, the increase in contained gold in the new model is greater than the increase in contained silver in the M & I categories and in total contained silver in the Inferred category.

Discussion of Results.

The 2002-03 Dolores drill program saw the completion of an additional 87 diamond core holes, totaling 31,211 meters, and 52 reverse-circulation holes, totaling 9,311 meters, since late June of last year. A total of 444 holes, comprising 102,500 meters, has now been completed at Dolores. Drilling continues at Dolores, with three core rigs and one reverse-circulation (RC) rig working on the property.

In an August 2002 audit, the criteria used by the Company to define M & I resources were determined to be acceptable by Pincock, Allen & Holt. The Company has used the same criteria for the updated resource model. Search distances are 40 x 35 x 30 meters for M & I (along strike, down dip, across strike) resource. Those blocks within a 20 x 17.5 x 15 meter search of data are tagged as "measured". Inferred resources are classified by 120 x 90 x 60 meter search distances.

Roscoe Postle Associates Inc. ("RPA") has been contracted to provide an independent audit of the final resource model incorporated into the feasibility study presently underway. RPA has undertaken initial reviews of the geology, methodology, procedures and parameters followed by Minefinders in sampling RC cuttings and drill core, drill logging, sample preparation and data collection techniques, assay and quality control procedures, database compilation, as well as the geological interpretation and controls of mineralization used for calculation of the resource. RPA personnel have also completed a site visit to examine the property as well as representative drill core and sample handling procedures.

Future growth of the Dolores deposit is expected to come from additional infill drill holes still being added to the present resource model, deep ore shoots already identified and open below the current resource model and step-out drilling on peripheral mineralized areas like the North Dome target.

Feasibility Study Update

The feasibility study, currently being conducted by M3 Engineering & Technology Corp. ("M3") in conjunction with final metallurgical studies by McClelland Labs and Hazen Research, is progressing on schedule. Using this interim resource model, M3 and Independent Mining Consultants, Inc. of Tucson, Arizona will complete pit optimization, mine engineering work and selection of the best process flowsheet leading to a bankable feasibility.

The Dolores main zone deposit is part of a much larger epithermal gold and silver system that will continue to be explored over the coming months in an effort to fully evaluate the total potential of the Dolores district.

Northern Sonora Exploration Update

Drilling commenced on the El Malacate property on May 22 and to date 7 holes have been completed for 1,200 meters. The overall drill program includes drill testing of the previously untested Cerro Palomino and El Ruidito targets in addition to drill testing to follow up on encouraging drill results from an initial 9 hole program completed last year. Exploration will then move on to the La Dura high-grade silver prospect, where an initial 4-6 drill holes will be completed before moving over to the La Bolsa deposit for additional definition and step-out drilling to expand the existing resource. Results from these drill programs will be reported as they become available throughout the next several months.

Minefinders is well financed to complete the planned Dolores feasibility study and exploration work on its properties, with more than $23 million in the treasury.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada. Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing. Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

TABLE 1
Interim Resource  Measured  (using search ellipse of 20m x 17.5m x 15m)
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
--------------TONNES        GOLD      GOLD          SILVER    SILVER        Aueq Grade  Gold     Silver
CUTOFF        (1000's)      gpt Au    Ounces        gpt Ag    Ounces        gpt         %change  %change
gpt Aueq
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.3           39,750        0.87      1,107,141     44.0      56,250,005    1.60        +34%     +30%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.4           33,721        0.99      1,069,298     49.8      53,992,021    1.82        +34%     +29%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.5           28,449        1.12      1,027,297     56.2      51,439,977    2.06        +34%     +29%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.6           24,449        1.26      988,697       62.4      49,049,229    2.30        +34%     +28%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.7           21,289        1.39      951,301       68.6      46,923,227    2.53        +34%     +27%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.8           18,922        1.51      919,384       74.1      45,056,622    2.75        +34%     +27%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.0           15,576        1.73      865,785       83.6      41,874,321    3.12        +34%     +26%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.5           10,112        2.29      745,535       106.9     34,743,097    4.07        +36%     +24%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
2.0           6,889         2.91      643,432       130.7     28,953,081    5.08        +39%     +24%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
3.0           3,790         4.10      499,405       176.7     21,527,921    7.04        +40%     +23%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------

Interim Resource  Measured and Indicated  (using search ellipse of 40m x 35m x30m)
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
CUTOFF        TONNES        GOLD      GOLD          SILVER    SILVER        Aueq Grade  Gold     Silver
gpt Aueq      (1000's)      gpt Au    Ounces        gpt Ag    Ounces        gpt         %change  %change
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.3           84,799        0.85      2,326,305     42.6      116,207,505   1.56        +27%     +9%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.4           71,368        0.98      2,241,826     48.5      111,189,902   1.79        +27%     +9%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.5           59,514        1.12      2,146,706     55.1      105,507,823   2.04        +28%     +8%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.6           50,831        1.26      2,061,865     61.4      100,406,472   2.29        +28%     +7%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.7           44,328        1.39      1,983,404     67.5      96,145,709    2.52        +28%     +7%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.8           39,686        1.50      1,919,474     72.6      92,594,675    2.71        +28%     +6%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.0           33,312        1.70      1,816,485     80.9      86,604,811    3.04        +29%     +6%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.5           22,018        2.22      1,567,750     101.4     71,786,398    3.91        +30%     +3%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
2.0           14,885        2.80      1,339,438     123.6     59,169,705    4.86        +32%     +2%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
3.0           7,882         4.01      1,015,301     166.9     42,289,649    6.79        +34%     0%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------

Interim Resource  Inferred   (using search ellipse of 120m x 90m x 60m)
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
CUTOFF        TONNES        GOLD      GOLD          SILVER    SILVER        Aueq Grade  Gold     Silver
gpt Aueq      (1000's)      gpt Au    Ounces        gpt Ag    Ounces        gpt         %change  %change
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.3           39,535        0.86      1,105,709     39.0      39,754,000    1.51        +24%     -3%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.4           32,223        0.99      1,056,214     44.6      37,268,000    1.73        +25%     -3%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.5           26,146        1.14      1,002,567     50.9      34,741,000    1.99        +26%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.6           21,908        1.29      957,896       56.8      32,486,000    2.24        +27%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.7           19,011        1.43      921,349       62.3      30,705,000    2.46        +28%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.8           16,933        1.54      891,414       66.9      29,201,000    2.66        +29%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.0           14,054        1.75      842,942       74.4      26,678,000    2.99        +30%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.5           9,882         2.25      742,626       91.4      21,923,000    3.78        +30%     -7%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
2.0           6,486         2.85      615,338       111.1     17,133,000    4.70        +32%     -9%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
3.0           3,153         4.07      429,613       151.4     11,432,000    6.60        +32%     -10%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

                                                                BRITISH COLUMBIA
                                                                         ALBERTA
                                                                    SASKATCHEWAN
                                                                        MANITOBA
                                                                         ONTARIO
                                                                          QUEBEC


                                 BC FORM 53-901F
                              (Previously Form 27)

                             MATERIAL CHANGE REPORT

      Section 85(1) of the Securities Act (British Columbia) and Section 151 of the Securities Rules (British Columbia), and corresponding provisions of the securities legislation in other Provinces

Item 1.  Reporting Issuer
         -----------------------------------------------------------------------
                  Minefinders Corporation Ltd.
                  1820 - 701 West Georgia Street
                  Vancouver, B.C.
                  V7Y 1C6

Item 2.  Date of Material Change
         -----------------------------------------------------------------------
                  June 5, 2003 (being the date of the news release).

Item 3.  Press Release
         -----------------------------------------------------------------------
                  The Press Release dated June 5, 2003 was forwarded to the Toronto Stock Exchange, the American Stock Exchange, and disseminated via CCN Mathews (Canadian Disclosure Network) and Canada Stockwatch.

                  A copy of the Press Release is attached as Schedule "A".

Item 4.  Summary of Material Change
         -----------------------------------------------------------------------
                  Minefinders Corporation Ltd. announced that a new interim resource model of the Company's Dolores gold and silver deposit in Chihuahua, Mexico has defined significant increases in the tonnage, grade and contained gold in the Measured and Indicated ("M & I") resource categories and in the global resource of the deposit.

Item 5.  Full Description of Material Change
         -----------------------------------------------------------------------
                  For a full description of the material change, see Schedule
                  "A".

Item 6. Reliance on Section 85(2) of the Securities Act (British Columbia) and corresponding provisions of the securities legislation in other Provinces
         -----------------------------------------------------------------------
                  Not Applicable.

Item 7.  Omitted Information
         -----------------------------------------------------------------------
                  Not Applicable.

Item 8.  Senior Officers
         -----------------------------------------------------------------------
                  The following Senior Officer of the Company is available to answer questions regarding this report:

                  Mark Bailey
                  President and Director
                  Suite 2288 - 1177 West Hastings Street
                  Vancouver, B.C.  V6E 2K3
                  (604) 687-6263

Item 9.  Statement of Senior Officer
         -----------------------------------------------------------------------
                    The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C., this 5th day of June, 2003.

                                                MINEFINDERS CORPORATION LTD.

                                                Per:

                                                /S/"Paul C. MacNeill"
                                                --------------------------------
                                                Paul C. MacNeill
                                                Director and Corporate Secretary

                                  SCHEDULE "A"

MINEFINDERS
CORPORATION LTD.                                 Suite 2288 o 1177 West Hastings
St.
                                                 Vancouver, B.C. V6E 2K3
                                                 Tel. (604) 687-6263
Listed on the TSX symbol: MFL                    Fax (604) 687-6267
Traded on AMEX symbol: MFN                       website: www.minefinders.com
--------------------------------------------------------------------------------

                             N E W S   R E L E A S E
                                                                    June 5, 2003

        New Dolores Model Significantly Increases Measured and Indicated
                            and Global Gold Resource

VANCOUVER,  BRITISH  COLUMBIA - Minefinders  Corporation  Ltd. (TSX: MFL / AMEX:
MFN) President & CEO, Mark Bailey is pleased to report that a new interim resource model of the Company's Dolores gold and silver deposit in Chihuahua, Mexico has defined significant increases in the tonnage, grade and contained gold in the Measured and Indicated ("M & I") resource categories and in the global resource of the deposit.

The updated resource model reflects the results of infill drilling on the 2,200 meter long Dolores main zone deposit since June 2002. The drill program was designed to add the drilling density required to fill in gaps in the deposit database for feasibility purposes. A final resource model will be presented in the context of the final economic mine plan and feasibility study.

Most notably, the new model demonstrates an increase in contained gold of 34% in the Measured resource category and 27% in the combined M & I resource categories (see Table 1). The overall tonnages of Measured resource increased by 32.6% and M & I resource increased 18.6%. These increases equate to bringing 498,104 ounces of inferred gold into the M & I categories (an increase of 27%), increasing the total M & I resource to 84.8 million tonnes containing 2.33 million ounces of gold and 116.2 million ounces of silver (at the 0.3 gpt Aueq cutoff). The global resource now includes an additional 39.5 million tonnes of Inferred resource containing an additional 1,105,709 ounces of gold and 39,754,000 ounces of silver.

The increase in gold grade throughout the deposit, as a result of the more closely spaced definition drilling, should positively affect the economics of the final mine plan. As an example, using the 0.5 gpt Aueq cutoff grade, the new M & I gold resource increased by 28%, or 469,432 ounces (to 2,146,706 oz), and the silver resource increased 8%, or 7,506,687 ounces (to 105,507,823 oz), from the resource model reported in August 2002.

Significantly, the more closely spaced drill holes have reduced the impact of previously inferred silver resource in the central portion of the deposit, as drilling encountered higher gold and lower silver grades within, and adjacent to, this area of the deposit. As a result, the increase in contained gold in the new model is greater than the increase in contained silver in the M & I categories and in total contained silver in the Inferred category.

Discussion of Results.

The 2002-03 Dolores drill program saw the completion of an additional 87 diamond core holes, totaling 31,211 meters, and 52 reverse-circulation holes, totaling 9,311 meters, since late June of last year. A total of 444 holes, comprising 102,500 meters, has now been completed at Dolores. Drilling continues at Dolores, with three core rigs and one reverse-circulation (RC) rig working on the property.

In an August 2002 audit, the criteria used by the Company to define M & I resources were determined to be acceptable by Pincock, Allen & Holt. The Company has used the same criteria for the updated resource model. Search distances are 40 x 35 x 30 meters for M & I (along strike, down dip, across strike) resource. Those blocks within a 20 x 17.5 x 15 meter search of data are tagged as "measured". Inferred resources are classified by 120 x 90 x 60 meter search distances.

Roscoe Postle Associates Inc. ("RPA") has been contracted to provide an independent audit of the final resource model incorporated into the feasibility study presently underway. RPA has undertaken initial reviews of the geology, methodology, procedures and parameters followed by Minefinders in sampling RC cuttings and drill core, drill logging, sample preparation and data collection techniques, assay and quality control procedures, database compilation, as well as the geological interpretation and controls of mineralization used for calculation of the resource. RPA personnel have also completed a site visit to examine the property as well as representative drill core and sample handling procedures.

Future growth of the Dolores deposit is expected to come from additional infill drill holes still being added to the present resource model, deep ore shoots already identified and open below the current resource model and step-out drilling on peripheral mineralized areas like the North Dome target.

Feasibility Study Update

The feasibility study, currently being conducted by M3 Engineering & Technology Corp. ("M3") in conjunction with final metallurgical studies by McClelland Labs and Hazen Research, is progressing on schedule. Using this interim resource model, M3 and Independent Mining Consultants, Inc. of Tucson, Arizona will complete pit optimization, mine engineering work and selection of the best process flowsheet leading to a bankable feasibility.

The Dolores main zone deposit is part of a much larger epithermal gold and silver system that will continue to be explored over the coming months in an effort to fully evaluate the total potential of the Dolores district.

Northern Sonora Exploration Update

Drilling commenced on the El Malacate property on May 22 and to date 7 holes have been completed for 1,200 meters. The overall drill program includes drill testing of the previously untested Cerro Palomino and El Ruidito targets in addition to drill testing to follow up on encouraging drill results from an initial 9 hole program completed last year. Exploration will then move on to the La Dura high-grade silver prospect, where an initial 4-6 drill holes will be completed before moving over to the La Bolsa deposit for additional definition and step-out drilling to expand the existing resource. Results from these drill programs will be reported as they become available throughout the next several months.

Minefinders is well financed to complete the planned Dolores feasibility study and exploration work on its properties, with more than $23 million in the treasury.

All drill samples, weighing between 10 kg and 20 kg each, were collected and transported from the site for assay by ALS-Chemex Labs of Vancouver, B.C. and Inspectorate Labs of Reno, Nevada. Blanks and standards are inserted into the sample stream for quality control and a second sample split is maintained on site for check assay and metallurgical testing. Diamond drilling is being conducted by Major Drilling and the reverse-circulation drilling is by Dateline Drilling. Mark H. Bailey, MSc., P.Geo., a Qualified Person as defined by National Instrument 43-101, supervised the preparation of the technical information in this release.

On Behalf of the Board of Directors

MINEFINDERS CORPORATION LTD.
"Mark H. Bailey"
Mark H. Bailey
President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company at Tel: (604) 687-6263 or Fax: (604) 687-6267.

--------------------------------------------------------------------------------

All resource estimates referred to in this disclosure are calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information reported in this disclosure may not be comparable to similar information reported by United States Companies. The terms "Resource(s)" does not equate to "reserves" and normally may not be included in documents filed with the Securities and Exchange Commission.

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Dolores Project, are subject to various risks and uncertainties concerning the specific factors identified above and in the company's periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission. Such information contained herein represents management's best judgment as of the date hereof based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

TABLE 1
Interim Resource  Measured  (using search ellipse of 20m x 17.5m x 15m)
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
--------------TONNES        GOLD      GOLD          SILVER    SILVER        Aueq Grade  Gold     Silver
CUTOFF        (1000's)      gpt Au    Ounces        gpt Ag    Ounces        gpt         %change  %change
gpt Aueq
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.3           39,750        0.87      1,107,141     44.0      56,250,005    1.60        +34%     +30%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.4           33,721        0.99      1,069,298     49.8      53,992,021    1.82        +34%     +29%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.5           28,449        1.12      1,027,297     56.2      51,439,977    2.06        +34%     +29%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.6           24,449        1.26      988,697       62.4      49,049,229    2.30        +34%     +28%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.7           21,289        1.39      951,301       68.6      46,923,227    2.53        +34%     +27%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.8           18,922        1.51      919,384       74.1      45,056,622    2.75        +34%     +27%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.0           15,576        1.73      865,785       83.6      41,874,321    3.12        +34%     +26%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.5           10,112        2.29      745,535       106.9     34,743,097    4.07        +36%     +24%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
2.0           6,889         2.91      643,432       130.7     28,953,081    5.08        +39%     +24%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
3.0           3,790         4.10      499,405       176.7     21,527,921    7.04        +40%     +23%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------

Interim Resource  Measured and Indicated  (using search ellipse of 40m x 35m x30m)
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
CUTOFF        TONNES        GOLD      GOLD          SILVER    SILVER        Aueq Grade  Gold     Silver
gpt Aueq      (1000's)      gpt Au    Ounces        gpt Ag    Ounces        gpt         %change  %change
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.3           84,799        0.85      2,326,305     42.6      116,207,505   1.56        +27%     +9%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.4           71,368        0.98      2,241,826     48.5      111,189,902   1.79        +27%     +9%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.5           59,514        1.12      2,146,706     55.1      105,507,823   2.04        +28%     +8%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.6           50,831        1.26      2,061,865     61.4      100,406,472   2.29        +28%     +7%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.7           44,328        1.39      1,983,404     67.5      96,145,709    2.52        +28%     +7%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.8           39,686        1.50      1,919,474     72.6      92,594,675    2.71        +28%     +6%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.0           33,312        1.70      1,816,485     80.9      86,604,811    3.04        +29%     +6%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.5           22,018        2.22      1,567,750     101.4     71,786,398    3.91        +30%     +3%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
2.0           14,885        2.80      1,339,438     123.6     59,169,705    4.86        +32%     +2%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
3.0           7,882         4.01      1,015,301     166.9     42,289,649    6.79        +34%     0%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------

Interim Resource  Inferred   (using search ellipse of 120m x 90m x 60m)
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
CUTOFF        TONNES        GOLD      GOLD          SILVER    SILVER        Aueq Grade  Gold     Silver
gpt Aueq      (1000's)      gpt Au    Ounces        gpt Ag    Ounces        gpt         %change  %change
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.3           39,535        0.86      1,105,709     39.0      39,754,000    1.51        +24%     -3%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.4           32,223        0.99      1,056,214     44.6      37,268,000    1.73        +25%     -3%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.5           26,146        1.14      1,002,567     50.9      34,741,000    1.99        +26%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.6           21,908        1.29      957,896       56.8      32,486,000    2.24        +27%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.7           19,011        1.43      921,349       62.3      30,705,000    2.46        +28%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
0.8           16,933        1.54      891,414       66.9      29,201,000    2.66        +29%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.0           14,054        1.75      842,942       74.4      26,678,000    2.99        +30%     -4%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
1.5           9,882         2.25      742,626       91.4      21,923,000    3.78        +30%     -7%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
2.0           6,486         2.85      615,338       111.1     17,133,000    4.70        +32%     -9%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
3.0           3,153         4.07      429,613       151.4     11,432,000    6.60        +32%     -10%
------------- ------------- --------- ------------- --------- ------------- ----------- -------- --------
(Aueq cutoff grade uses 75:1 Ag:Au and Aueq resource grade uses 60:1 Ag:Au)

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               Minefinders Corporation Ltd.
                                               (Registrant)

Date June 5, 2003                     By:      /S/"Paul C. MacNeill"
     ------------                              ---------------------------------
                                               (Print)  Name:   Paul C. MacNeill
                                               Title:   Director